(d)(13)(iv)

Directed Services LLC

1475 Dunwoody Drive, West Chester, PA 19380

February 12, 2013

Mr. Thomas Tays

Chief Legal Officer

Davis Selected Advisers, L.P.

2949 East Elvira Road

Suite 101

Tucson, AZ  85706

Dear Mr. Tays:

On Thursday, January 10, 2013, the Board of Directors (the “Board”) of ING Partners, Inc. voted to replace Davis Selected Advisers, L.P. (“Davis”) as sub-adviser to ING Davis New York Venture Portfolio and to terminate the Sub-Advisory Agreement (the “Agreement”) with Davis in accordance with Section 16 of the Agreement, effective at the close of business on April 14, 2013.

In the interim, we will be contacting you to facilitate a smooth transition.  I know we can count on your cooperation in this regard.

Very truly yours,

/s/Todd Modic
Todd Modic
Senior Vice President
ING Partners, Inc.